June 1, 2006

VIA EDGAR

Mail Stop 6010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Mark K. Brunhofer

Re:	Accentia Biopharmaceuticals, Inc.
Item 4.02 Form 8-K Filed May 15, 2006
File No. 000-51383

Dear Mr. Brunhofer:

This letter is in response to the staff’s comment letter dated May 18, 2006 on Item 4.02 of Accentia Biopharmaceuticals, Inc.’s (the “Company”) Form 8-K filed on May 15, 2006. To aid in your review, the staff’s comment is reproduced below in bold italics and followed by the Company’s response.

Staff Comment: You indicate that you amended your September 30, 2005 Form 10-K and your December 31, 2005 Form 10-Q. In both of these amended filings you indicate that your disclosure controls and procedures are effective. Please explain to us in detail how you determined your disclosure controls and procedures are effective given the restatement of your financial statements. In this regard, please explain to us why you have not identified a material weakness in your internal controls over financial reporting and why this apparent material weakness does not impact your assessment of disclosure controls and procedures. Please see paragraph 140 of PCAOB Auditing Standard No.2 which indicates that a restatement of previously issued financial statements is a strong indicator that a material weakness in internal controls over financial reporting exists.

Company Response: The Company has carefully reviewed the facts and circumstances relating to the restatement of its financial statements for the fiscal year ended September 30, 2005 and the three months ended December 31, 2005 (the “Restatement”), and for the reasons more particularly described below, the Company believes that such facts and circumstances do not warrant a change in the Company’s assessment of the effectiveness of its disclosure controls and procedures as of the end of the periods covered by the Restatement.

Securities and Exchange Commission

June 1, 2006

By way of background, we note that the Restatement related to the Company’s treatment of a convertible debt instrument initially issued by the Company in April, 2005. At the time of the issuance of the instrument, the Company extensively reviewed applicable accounting literature and consulted with its auditor to determine the appropriate accounting treatment of the instrument. The Company’s auditors specifically concurred with the Company’s accounting approach for the convertible debt instrument and provided specific input regarding the accounting of the convertible debt instrument that was followed by the Company. Based upon the foregoing, the Company determined that the instrument was properly classifiable as a conventional convertible instrument under EITF 00-19, and the Company believes that, based on the terms of the instrument, such treatment was consistent with generally prevailing interpretations of EITF 00-19 in effect in the accounting industry at the time of issuance. However, as a result of subsequent clarifications by the Commission regarding the identification of derivatives, particularly the Commission’s focus on this topic and the additional guidance it provided in the Division of Corporation Finance’s December 1, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, the Company ultimately decided to make the Restatement and to identify and classify the derivative element of the convertible security as a liability as of September 30 and December 31, 2005.

The Company notes that Paragraph 140 of PCAOB Auditing Standard No. 2 (“AS2”) indicates that a restatement of previously issued financial statements to reflect the correction of a misstatement is a strong indicator that material weakness exists as to a company’s internal controls over financial reporting. However, by using the words “strong indicator,” we believe that AS2 leaves open the possibility that such a restatement does not ipso facto mean that a material weakness exists. In this particular case, the Company carefully examined the relevant accounting literature and consulted with its auditor in determining the original accounting treatment of the instrument against a backdrop of general industry confusion on the topic. It was only as a result of subsequent clarifications in the industry regarding the accounting for derivatives that the Company ultimately determined to make the Restatement. In light of the care and expertise that the Company devoted to determination of the original accounting and the fact that such determination comported with general industry practice, the Company does not believe that the Restatement warrants a conclusion that there existed a material weakness in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f)) with respect to the periods covered by the Restatement.

We note that “disclosure controls and procedures” are defined in Rules 13a-14(c) and 15d-14(c) as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by any issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission

June 1, 2006

In light of the foregoing and because of the Company’s conclusion that the Restatement does not indicate a material weakness in internal controls over financial reporting, the Company has correspondingly concluded that the Restatement does not impact the assessment of the Company’s chief executive officer and chief financial officer regarding effectiveness of the disclosure controls and procedures as of the end of the periods covered by the Restatement. The Company’s chief executive officer and chief financial officer continue to believe that such controls and procedures were effective as of the end of the periods covered by the Restatement notwithstanding the decision to make the Restatement.

Notwithstanding the conclusions of the Company identified above, we would be happy to discuss this matter in greater detail with the staff. In accordance with your request in the staff’s comment letter, the Company hereby acknowledges as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any Company filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you for your consideration of this matter.

Sincerely,

/s/ Samuel S. Duffey
Samuel S. Duffey